Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333-251109) and related Prospectus of GCM Grosvenor Inc. for the registration of 144,235,246 shares of its Class A common stock, 900,000 warrants to purchase shares of Class A common stock and 20,497,764 shares of Class A common stock underlying warrants and to the incorporation by reference therein of our report dated March 12, 2021 (except for the impact of the matter discussed in Note 4 - Restatement of Previously Issued Consolidated Financial Statements, as to which the date is May 10, 2021), with respect to the consolidated financial statements of GCM Grosvenor Inc. included in its Annual Report (Form 10-K/A) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois

December 17, 2021